Media Contact:	Investor Relations Contact:
Christy Lynch	Ehud Helft / Fiona Darmon
Voltaire	CCGK Investor Relations
Tel. +1 978 439 5407	Tel. +1 646 797 2868 / +972 52 695 4400
christyl@voltaire.com	info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Announces 39% Sequential Revenue Growth in
Second Quarter 2009

Conference call to discuss results scheduled for 10:00 am ET today

BILLERICA, Mass. and RA’ANANA, Israel – July 29, 2009 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced financial results for the three- and six-month period ended June 30, 2009.

Main Highlights
o	Revenues total $10.7 million, compared to $7.7 million revenues in first quarter 2009
o	Gross margin totals 52.9%, down from first quarter 2009 following change in product mix
o	Substantially lower operating and net loss, on higher revenues and implemented cost efficiencies
o	Cash, cash equivalents and marketable securities at June 30, 2009 total $50.6 million

Financial Results
Revenues for the second quarter of 2009 totaled $10.7 million, compared to $17.1 million in the second quarter of 2008. Revenues increased 39% sequentially from the $7.7 million in the first quarter 2009.

Gross profit for the second quarter of 2009 totaled $5.7 million, compared to $9.3 million in the second quarter of 2008. Gross profit increased 30% sequentially from the $4.4 million in the first quarter 2009. Gross margin for the second quarter of 2009 totaled 52.9%, compared to 54.5% gross margin for the second quarter of 2008.  Gross margin for the first quarter of 2009 totaled 56.7% due to a more favorable product mix.

Operating loss for the second quarter of 2009 totaled $2.8 million, compared to operating profit of $0.3 million in the second quarter of 2008. Operating loss for the quarter was down substantially from the $5.9 million operating loss in the first quarter of 2009 which also included a one time provision of $1.7 million for a doubtful debt.

Net loss for the second quarter of 2009 totaled $2.9 million, or $0.14 per share, compared to net income of $0.4 million, or $0.02 earnings per diluted share, in the second quarter of 2008. Net loss for the first quarter of 2009 totalled $6.1 million, or $0.29 per share.

On a non-GAAP basis, net loss for the second quarter of 2009 totaled $2.3 million, or $0.11 per share, compared to net income of $0.8 million, or $0.04 earnings per diluted share, in the second quarter of 2008. On a non-GAAP basis, net loss for the first quarter of 2009 totalled $5.5 million, or $0.26 per share, which also included a one time $1.7 million provision for doubtful debt.

Cash, cash equivalents, and marketable bonds and securities as of June 30, 2009, totaled $50.6 million, compared to $54.8 million as of March 31, 2009.

Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, “Our second quarter results demonstrate that we are back on track.  We returned to double-digit sequential revenue growth, while narrowing our operating and net losses.”

Mr. Kenneth added, “During the quarter we witnessed demand for both our existing and new products, with orders from the government sector returning to over 30% of our total order intake, followed by financial services which contributed 25%. Our new 40 Gb/s QDR InfiniBand director switches, which shipped towards the end of the quarter, experienced strong demand as nearly all major HPC deals emerging today view these switches as the interconnect technology that best maximizes the new capacity provided by next generation server architectures. Furthermore, our recently released UFM software is gaining interest given its ability to dramatically optimize performance and management of scale-out server and storage fabrics. We ended the quarter with a healthy backlog enabling us to enter the third quarter, and second half the year, with a high degree of visibility — higher than in recent quarters, granting us the confidence to reiterate our annual revenue guidance.”

Mr. Kenneth concluded,  “As we look ahead to the second half of the year, we are already seeing growing excitement among partners and end users for our upcoming 10 Gigabit Ethernet switches. In June we announced the first switch in our Ethernet portfolio, the Voltaire Vantage 8500.  Slated for general availability towards the end of this year, we expect these switches to open the door to new markets and expansion opportunities for Voltaire, increasing our addressable market from hundreds of millions of dollars to billions of dollars.  These new products,  paired with our market leading InfiniBand product portfolio, will serve as the key growth drivers for the company in 2010 and beyond.”

Outlook
Management reiterates previously announced guidance, and expects revenues for the full year of 2009 to be around $50 million. Gross margin for the year is expected to be around 50%, and to return to approximately 55% in 2010. Non-GAAP operating expense levels are expected to remain at a similar level to 2008.

Conference Call Details
The Company will be hosting a conference call later today, at 10:00 am ET. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:                  1-888-668-9141          UK Dial-in Number:                             0-800-917-5108
Israel Dial-in Number:                  03-918-0609           International Dial-in Number:        +972-3-918-0609
at 10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available following the call under the Investor Relations section of the website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding (i) non-cash equity-based compensation charges recorded in accordance with SFAS 123R, and (ii) the $2.1 million expense recorded in the first quarter of 2008 under cost of revenues for the one-time repayment of grants to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

About Voltaire

Voltaire is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC and Sun and provide the internal server-to-storage connectivity for the HP-Oracle Database Machine. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Billerica, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. They also include third-party projections regarding expected industry growth rates. Actual future results may differ materially from those projected as a result of certain risks and uncertainties.  These factors include in particular, but are not limited to, the impact of the economic downturn on capital expenditures by our customers and our product mix during the balance of the year.  These factors and others are those discussed in detail under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F for the year ended December 31, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,951	$24,768
Short term investments	35,509	28,252
Restricted deposits	1,978	1,478
Accounts receivable:
Trade	8,338	9,787
Other	1,109	1,486
Inventories	3,874	5,198
Total current assets	61,759	70,969
INVESTMENTS:
Restricted long-term deposit	1,031	321
Long-term deposits	175	183
Marketable securities	1,121	987
Funds in respect of employee rights upon retirement	1,912	1,631
Total investments	4,239	3,122

DEFERRED INCOME TAXES	893	1,125
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	5,965	3,657
Total assets	$72,856	$78,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$5,974	$4,539
Other	4,661	4,408
Deferred revenues	3,732	3,469
Total current liabilities	14,367	12,416
LONG-TERM LIABILITIES:
Accrued severance pay	2,978	2,634
Deferred revenues	2,784	3,311
Other long-term liabilities	904	861
Total long-term liabilities	6,666	6,806
Total liabilities	21,033	19,222

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,787	2,787
Additional paid-in capital	151,296	150,129
Accumulated other comprehensive income	17	16
Accumulated deficit	(102,277)	(93,281)
Total shareholders’ equity	51,823	59,651
Total liabilities and shareholders’ equity	$72,856	$78,873

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)

REVENUES	$10,746	$17,068	$18,479	$33,715

COST OF REVENUES	5,064	7,768	8,410	18,406
GROSS PROFIT	5,682	9,300	10,069	15,309
OPERATING EXPENSES:
Research and development	4,122	3,651	8,181	7,137
Sales and marketing	2,785	3,511	5,668	6,696
General and administrative	1,616	1,835	4,948	3,551
Total operating expenses	8,523	8,997	18,797	17,384
INCOME (LOSS) FROM OPERATIONS	(2,841)	303	(8,728)	(2,075)
FINANCIAL INCOME	99	395	248	890
FINANCIAL EXPENSES	(23)	(61)	(184)	(69)
INCOME (LOSS) BEFORE TAX	(2,765)	637	(8,664)	(1,254)
TAX EXPENSES	(160)	(237)	(332)	(422)
NET INCOME (LOSS)	$(2,925)	$400	$(8,996)	$(1,676)

Net income (loss) per share -
Basic	$(0.14)	$0.02	$(0.43)	$(0.08)
Diluted	$(0.14)	$0.02	$(0.43)	$(0.08)
Weighted average number of shares:
Basic	20,991,545	20,705,052	20,980,729	20,628,820
Diluted	20,991,545	22,730,128	20,980,729	20,628,820

VOLTAIRE LTD.

RECONCILIATION BETWEEN GAAP TO NON-GAAP RESULTS

(U.S. dollars in thousands, except per share data)

The non-GAAP financial information presented herein was not prepared under a comprehensive set of accounting rules or principles and should not be viewed as a substitute for the Company’s GAAP financial information.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)

GAAP Net income (loss)	$(2,925)	$400	$(8,996)	$(1,676)

Termination of the participation in the Chief Scientist grant program	-	-	-	2,075

Equity based compensation expenses included in:

Cost of revenues	10	5	18	9
Research and development	120	89	229	162
Sales and marketing	158	113	309	209
General and administrative	300	233	569	447
	588	440	1,125	827

Non-GAAP Net income (loss)	$(2,337)	$840	$(7,871)	$1,226

Non-GAAP Net income (loss) per share -
Basic	$(0.11)	$0.04	$(0.38)	$0.06
Diluted	$(0.11)	$0.04	$(0.38)	$0.05

Weighted average number of shares:
Basic	20,991,545	20,705,052	20,980,729	20,628,820
Diluted	20,991,545	22,730,128	20,980,729	22,626,491

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,925)	$400	$(8,996)	$(1,676)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	599	273	1,219	609
Amortization of discount and premium related to marketable securities, net	21	46	9	50
Deferred income taxes	124	38	224	61
Change in accrued severance pay	336	313	187	670
Loss (gain) in funds in respect of employee rights upon retirement	(125)	-	34	-
Non-cash share-based compensation expenses	588	440	1,125	827
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	(3,249)	(2,410)	1,809	(3,610)
Increase (decrease) in accounts payable and accruals and deferred revenues	1,029	(1,161)	1,423	305
Decrease in inventories	1,561	646	1,324	1,372
Net cash used in operating activities	(2,041)	(1,415)	(1,642)	(1,392)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(66)	(501)	(1,210)	(501)
Purchase of property and equipment	(2,026)	(534)	(3,348)	(737)
Investment in marketable securities	(6,014)	(7,722)	(33,644)	(34,232)
Proceeds (investment) in short-term deposit, net	1,023	-	(4,623)	-
Proceeds from sale of marketable securities	529	-	16,055	1,000
Proceeds from maturities of marketable securities	2,770	11,911	14,750	18,268
Amounts funded in respect of employee rights upon retirement	(143)	(250)	(205)	(508)
Decrease (increase) in long-term deposits	7	-	8	(17)
Net cash provided by (used in) investing activities	(3,920)	2,904	(12,217)	(16,727)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	21	292	42	305
Net cash provided by financing activities	21	292	42	305
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,940)	1,781	(13,817)	(17,814)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,891	32,644	24,768	52,239
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,951	$34,425	$10,951	$34,425